4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE’S ANTITHROMBOTIC PROGRAM TO BE
HIGHLIGHTED AT THE INTERNATIONAL SOCIETY OF
THROMBOSIS & HAEMOSTASIS MEETING

WINNIPEG, Manitoba – (July 18, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, today announced that it’s lead antithrombotic product, MC-45308, will be highlighted in an oral presentation at the International Society of Thrombosis and Haemostasis XXth Congress (ISTH 2005) in Sydney, Australia. The presentation titled “Antithrombin Agent with Antiprotease and Antiplatelet Actions” will be given by Debra Hoppenstaedt, PhD, of Loyola University at 10:30am on August 12th in Ballroom 2 of the Sydney Convention and Exhibition Centre. Medicure’s antithrombotic program will be further highlighted at ISTH 2005 in a poster presentation describing the efficacy of the MC-45308 library of compounds in the treatment of Heparin-induced thrombocytopenia (HIT).

Medicure is developing its antithrombotic program in collaboration with Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Stritch School of Medicine. The lead product in the antithrombotic program is MC-45308, a unique molecule with demonstrated antiplatelet and anticoagulant effects. Earlier preclinical data, presented at 49th Meeting of the Society of Thrombosis and Haemostasis in Germany, demonstrated MC-45308’s efficacy in venous thrombosis, as well as its safety as measured by bleeding parameters. The oral presentation at ISTH 2005 will provide preclinical data demonstrating MC-45308’s efficacy versus clinically approved anticoagulant products in the treatment of arterial thrombosis.

Jeff Weitz, M.D., Professor of Medicine and Biochemistry at McMaster University, and a member of Medicure’s Scientific Advisory Board stated, “There is no antithrombotic product on the market today which demonstrates a dual antiplatelet and anticoagulant mechanism of action. Furthermore the preclinical data on MC-45308 has shown a promising efficacy to safety profile versus clinically approved antithrombotic products in both venous and arterial thrombosis models. In my opinion, the data on the dual acting antithrombotic MC-45308, are very encouraging.”

The poster presentation at ISTH 2005 will describe the preclinical results of the MC-45308 library of compounds in the treatment of Heparin-induced thrombocytopenia (HIT) as compared to argatroban, a clinically approved product in the treatment of HIT. The poster, titled “Novel Dual-Action Antiplatelet / Antithrombotic Drugs for the Management of HIT”, will be presented by its lead author Jeanine Walenga, PhD, of Loyola University. HIT is a common and serious complication of heparin therapy, with a high risk of potentially catastrophic venous or arterial thrombosis and high mortality.

Albert D. Friesen, PhD, Medicure’s President and CEO, stated, “Given the demonstrated preclinical efficacy in both venous and arterial thrombosis, as well as HIT, Medicure has positioned itself as the leader in the field of dual acting antithrombotics.”

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

       Cardiovascular focused pipeline: a global market of over US $70 billion
       Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
       Two positive Phase II trials completed
       Unique products addressing major markets not adequately served by existing drugs
       Second combination product, MC-4262 is entering development stage
       Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com